EXHIBIT 99.40

CORDOVACANN COMPLETES ACQUISITION OF CANNABIS RETAIL ASSET

PLATFORM FROM STARBUDS INTERNATIONAL

TORONTO, ONTARIO, April 9, 2020 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that its wholly-owned subsidiary, Cordova Investments Canada, Inc., has completed the purchase of certain assets including intellectual property (the “Assets”) from Starbuds International Inc. (“Starbuds International” or the “Vendor”), an arm’s length Canadian corporation (the “Transaction”). Pursuant to the Letter of Intent announced on March 25, 2020, the Assets being acquired will enable Cordova to establish a cannabis retail platform and open up to five recreational cannabis stores and four medical cannabis clinics in Western Canada under the Starbuds brand name in the short term. Further, Cordova has secured exclusive rights to open additional stores in provinces throughout Canada utilizing the Starbuds name, a leading brand of retail cannabis stores and clinics in the United States and Western Canada. Also, in conjunction with the Transaction, seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham will join Cordova’s board of directors.

Starbuds International is a British Columbia based cannabis venture that owns one of the most significant medical cannabis clinic footprints in Western Canada, in addition to a network of recreational cannabis retail stores awaiting final provincial regulatory approvals. Cordova has purchased the assets related to five such recreational stores and four such medical clinics and expects to have them opened over the next few months. These stores will leverage the Starbuds brand name and proven business model that has created one of the most profitable cannabis retail companies in the United States over the last six years. These stores also expect to be able to utilize the intellectual property of well-established Starbuds product lines of flower, concentrates, and edibles. In the United States, Starbuds USA currently operates a strong base of 20 retail stores in 3 states, generating over US $60 million in annual revenues. Cordova plans on leveraging the business model and the platform to open additional stores across Canada in 2020 and beyond.

As consideration to the Vendor, Cordova has:

(i)	issued twelve million five hundred thousand (12,500,000) common shares of the Company upfront, in exchange for the Assets held related to five retail cannabis stores and four medical cannabis clinics;
(ii)

agreed to issue three million (3,000,000) common shares of the Company for each additional lease assignment in Alberta to Cordova, up to a maximum of six million (6,000,000) common shares of the Company;

(iii)

agreed to issue three million (3,000,000) common shares of the Company for the opening of each retail store, up to a maximum of fifteen million (15,000,000) common shares of the Company. Each store must be opened by April 8, 2021 for the Vendor to receive this additional consideration;

(iv)

issued a three year promissory note for five hundred twenty-seven thousand and three hundred dollars ($527,300) accruing interest at six percent per annum payable upon maturity (the “Closing Promissory Note”); and

(v)

agreed to issue two additional three year promissory notes in amounts of two hundred twenty-two thousand and five hundred dollars ($222,500) and one hundred ninety-six thousand and eight hundred ($196,800) upon obtaining assignment of two specific leases to Cordova. Such additional notes to have same terms as the Closing Promissory Note.

“The purchase of these Assets is an exciting development in Cordova’s growth strategy, as it gives the Company exclusive rights to leverage Starbuds exceptional brand name and operational expertise, developed in the US, into certain Canadian markets. Starbuds is a very successful cannabis retail operator in the US, and our plan for opening Starbuds stores in Canada is very attractive given the expected revenue and cash flow generation per store.” stated Taz Turner, Chairman and CEO of Cordova.

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New Directors

Cordova will have seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham join its board of directors. The Company has agreed to issue one million and five hundred thousand (1,500,000) fully-vested common share purchase options under the Company’s stock option plan to each of Mr Ripshtein and Mr. Higham for a total of three million (3,000,000) options. Such options shall be exercisable until April 8, 2023 at a price of $0.25 per share. In conjunction with the new appointments, Mr. Ashish Kapoor will resign from the board to focus on his responsibilities as the Chief Financial Officer of the Company.

“We welcome Jakob and Ben to our board of directors and look forward to building Cordova’s position in the global cannabis market together.” stated Taz Turner. “On behalf of the board, we appreciate the guidance and leadership Ashish has provided as a director of the board and look forward to continue working together to execute on our business strategy.”

Mr. Ripshtein previously served as the President of Aphria, a leading global cannabis company. Prior to that he worked at Diageo, serving as the Chief Financial Officer of Diageo North America. In his 10 years with Diageo, he also served as President of Diageo Canada and also held a variety of Finance and Commercial roles in Canada, the United States and England.

Mr. Higham was instrumental in the creation and growth of Starbuds International and served on its Board of Directors over the past eight months. Prior to entering business, he practiced law in Canada and the United States, working in private practice and as corporate counsel. Mr. Higham brings significant retail cannabis experience gained from his deep personal network of industry leaders and proven success as a cannabis entrepreneur.

All securities issued by the Company are subject to a statutory hold period of four months and a day under applicable Canadian securities laws. This press release does not constitute a solicitation or offering to purchase any securities of the Company. There are no fees being paid in relation to this transaction. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the acquisition of the Assets and the prospect of opening additional stores within the agreed upon time and the issuance of additional common shares in relation thereto. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR.. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

CordovaCann Corp.

217 Queen Street West Suite 401

Toronto, ON M4V 0R2

Item 2 Date of Material Change

April 8, 2020

Item 3 News Release

A news release was disseminated April 9, 2020 through the facilities of Accesswire and subsequently filed on SEDAR.

Item 4 Summary of Material Change

CordovaCann Corp. (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced that its wholly-owned subsidiary, Cordova Investments Canada, Inc., completed the purchase of certain assets including intellectual property (the “Assets”) from Starbuds International Inc. (“Starbuds International” or the “Vendor”), an arm’s length Canadian corporation (the “Transaction”). The Assets acquired will enable Cordova to establish a cannabis retail platform and open up to five recreational cannabis stores and four medical cannabis clinics in Western Canada under the Starbuds brand name in the short term. Further, Cordova secured exclusive rights to open additional stores in provinces throughout Canada utilizing the Starbuds name, a leading brand of retail cannabis stores and clinics in the United States and Western Canada. Also, in conjunction with the Transaction, seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham will join Cordova’s board of directors.

Item 5 Full Description of Material Change

Cordova, a cannabis-focused consumer products company, announced that its wholly-owned subsidiary, Cordova Investments Canada, Inc., completed the Transaction. The Assets acquired will enable Cordova to establish a cannabis retail platform and open up to five recreational cannabis stores and four medical cannabis clinics in Western Canada under the Starbuds brand name in the short term. Further, Cordova secured exclusive rights to open additional stores in provinces throughout Canada utilizing the Starbuds name, a leading brand of retail cannabis stores and clinics in the United States and Western Canada. Also, in conjunction with the Transaction, seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham will join Cordova’s board of directors.

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Starbuds International is a British Columbia based cannabis venture that owns one of the most significant medical cannabis clinic footprints in Western Canada, in addition to a network of recreational cannabis retail stores awaiting final provincial regulatory approvals. Cordova has purchased the assets related to five such recreational stores and four such medical clinics and expects to have them opened over the next few months. These stores will leverage the Starbuds brand name and proven business model that has created one of the most profitable cannabis retail companies in the United States over the last six years. These stores also expect to be able to utilize the intellectual property of well-established Starbuds product lines of flower, concentrates, and edibles. In the United States, Starbuds USA currently operates a strong base of 20 retail stores in 3 states, generating over US $60 million in annual revenues. Cordova plans on leveraging the business model and the platform to open additional stores across Canada in 2020 and beyond.

As consideration to the Vendor, Cordova has:

(i)	issued twelve million five hundred thousand (12,500,000) common shares of the Company upfront, in exchange for the Assets held related to five retail cannabis stores and four medical cannabis clinics;
(ii)

agreed to issue three million (3,000,000) common shares of the Company for each additional lease assignment in Alberta to Cordova, up to a maximum of six million (6,000,000) common shares of the Company;

(iii)

agreed to issue three million (3,000,000) common shares of the Company for the opening of each retail store, up to a maximum of fifteen million (15,000,000) common shares of the Company. Each store must be opened by April 8, 2021 for the Vendor to receive this additional consideration;

(iv)

issued a three year promissory note for five hundred twenty-seven thousand and three hundred dollars ($527,300) accruing interest at six percent per annum payable upon maturity (the “Closing Promissory Note”); and

(v)

agreed to issue two additional three year promissory notes in amounts of two hundred twenty-two thousand and five hundred dollars ($222,500) and one hundred ninety-six thousand and eight hundred ($196,800) upon obtaining assignment of two specific leases to Cordova. Such additional notes to have same terms as the Closing Promissory Note.

New Directors

Cordova will have seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham join its board of directors. The Company has agreed to issue one million and five hundred thousand (1,500,000) fully-vested common share purchase options under the Company’s stock option plan to each of Mr. Ripshtein and Mr. Higham for a total of three million (3,000,000) options. Such options shall be exercisable until April 8, 2023 at a price of $0.25 per share. In conjunction with the new appointments, Mr. Ashish Kapoor will resign from the board to focus on his responsibilities as the Chief Financial Officer of the Company.

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Mr. Ripshtein previously served as the President of Aphria, a leading global cannabis company. Prior to that he worked at Diageo, serving as the Chief Financial Officer of Diageo North America. In his 10 years with Diageo, he also served as President of Diageo Canada and also held a variety of Finance and Commercial roles in Canada, the United States and England.

Mr. Higham was instrumental in the creation and growth of Starbuds International and served on its Board of Directors over the past eight months. Prior to entering business, he practiced law in Canada and the United States, working in private practice and as corporate counsel. Mr. Higham brings significant retail cannabis experience gained from his deep personal network of industry leaders and proven success as a cannabis entrepreneur.

All securities issued by the Company are subject to a statutory hold period of four months and a day under applicable Canadian securities laws. There are no fees being paid in relation to this transaction. All references to dollar amounts herein are in Canadian Dollars unless stated otherwise.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Taz Turner, Chief Executive Officer, (917) 843-2169

Item 9 Date of Report

April 14, 2020

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Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this material change report, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the acquisition of the Assets and the prospect of opening additional stores within the agreed upon time and the issuance of additional common shares in relation thereto. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR.. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

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